SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ADAGIO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00534A102

(CUSIP Number)

Lauren Crockett

Polaris Partners

One Marina Park Drive, 10th Floor

Boston, MA 02210

(781) 290-0770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Venture Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,120,194 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,120,194 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,120,194 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.8% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris V (as defined in Item 2(a) of the Original Schedule 13D). PVMC V (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Polaris V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members (as defined in Item 2(c) of the Original Schedule 13D) are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris V.

(2)

Based on 109,675,173 shares of Common Stock (as defined in Item 1 of the Original Schedule 13D) outstanding as of March 24, 2022, as reported by the Issuer in its annual report on Form 10-K filed with the Commission (as defined in the Original Schedule 13D) on March 31, 2022 (the “Form 10-K”).

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Venture Partners Entrepreneurs’ Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,814 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,814 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,814 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris EF V (as defined in Item 2(a) of the Original Schedule 13D). PVMC V is the general partner of Polaris EF V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris EF V.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Venture Partners Founders’ Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,374 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,374 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,374 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris FF V (as defined in Item 2(a) of the Original Schedule 13D). PVMC V is the general partner of Polaris FF V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris FF V.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Venture Partners Special Founders’ Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,198 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,198 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,198 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris SFF V (as defined in Item 2(a) of the Original Schedule 13D). PVMC V is the general partner of Polaris SFF V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris SFF V.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Venture Management Co. V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,233,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,233,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,233,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of: (i) 3,120,194 shares held of record by Polaris V, (ii) 60,814 shares held of record by Polaris EF V, (iii) 21,374 shares held of record by Polaris FF V and (iv) 31,198 shares held of record by Polaris SFF V. PVMC V is the general partner of each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,800,460 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,800,460 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,460 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris IX (as defined in Item 2(a) of the Original Schedule 13D). PPGP IX (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Polaris IX and may be deemed to have shared voting, investment and dispositive power with respect to these securities. Terrance McGuire, an interest holder in PPGP IX and a member of the Issuer’s board of directors (the “Board”), and the PPGP IX Managing Members (as defined in Item 2(c) of the Original Schedule 13D) are the managing members of PPGP IX and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris IX.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Partners GP IX, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,800,460 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,800,460 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,460 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Polaris IX. PPGP IX is the general partner of Polaris IX and may be deemed to have shared voting, investment and dispositive power with respect to these securities. Terrance McGuire, an interest holder in PPGP IX and a member of the Issuer’s Board, and the PPGP IX Managing Members are the managing members of PPGP IX and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris IX.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Healthcare Technology Opportunities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 497,660 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 497,660 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,660 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris HCT (as defined in Item 2(a) of the Original Schedule 13D). PHCT GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Polaris HCT and may be deemed to have shared voting, investment and dispositive power with respect to these securities. Terrance McGuire, an interest holder in PHCT GP and a member of the Issuer’s Board, and the PHCT GP Managing Members (as defined in Item 2(c) of the Original Schedule 13D) are the managing members of PHCT GP and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris HCT.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Healthcare Technology Opportunities Fund GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 497,660 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 497,660 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,660 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Polaris HCT. PHCT GP is the general partner of Polaris HCT and may be deemed to have shared voting, investment and dispositive power with respect to these securities. Terrance McGuire, an interest holder in PHCT GP and a member of the Issuer’s Board, and the PHCT GP Managing Members are the managing members of PHCT GP and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris HCT.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Terrance McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,531,700 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,531,700 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,531,700 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.8% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of: (i) 3,120,194 shares held of record by Polaris V, (ii) 60,814 shares held of record by Polaris EF V, (iii) 21,374 shares held of record by Polaris FF V, (iv) 31,198 shares held of record by Polaris SFF V, (v) 4,800,460 shares held of record by Polaris IX and (vi) 497,660 shares held of record by Polaris HCT. PVMC V is the general partner of each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V. PPGP IX is the general partner of Polaris IX and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris IX. Terrance McGuire, an interest holder in PPGP IX and a member of the Issuer’s Board, and the PPGP IX Managing Members are the managing members of PPGP IX and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris IX. PHCT GP is the general partner of Polaris HCT and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris HCT. Terrance McGuire, an interest holder in PHCT GP and a member of the Issuer’s Board, and the PHCT GP Managing Members are the managing members of PHCT GP and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris HCT.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Jonathan Flint
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,233,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,233,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,233,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of: (i) 3,120,194 shares held of record by Polaris V, (ii) 60,814 shares held of record by Polaris EF V, (iii) 21,374 shares held of record by Polaris FF V, and (iv) 31,198 shares held of record by Polaris SFF V. PVMC V is the general partner of each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

Explanatory Note.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on August 20, 2021, as amended and supplemented on March 30, 2022 (as so amended through March 30, 2022, the “Original Schedule 13D” and together with this Amendment No. 2, the “Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as set forth below:

“On April 11, 2022, the Reporting Persons, the Participating Stockholders (as defined below) and the Nominees (collectively, the “Participants”) filed a preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”), in connection with the potential solicitation of proxies in favor of the election of the Nominees as Class I directors at the 2022 Annual Meeting.

Following the filing of the Preliminary Proxy Statement, the Reporting Persons, along with M28, Adimab, Mithril and Population Health and certain of their respective affiliates (collectively, the “Participating Stockholders”) engaged in discussions with the Issuer’s Board regarding a potential settlement. The Participating Stockholders proposed terms including, among other things, the departure of directors René Russo, Tom Heyman, Anand Shah, Howard Mayer and Michael Wyzga from the Board, the addition of the Nominees to the Board as Class III directors, the re-nomination of Mr. Royan to the Board and a reduction in the size of the Board. This proposal was rejected by a special committee of the Board that was formed on or about April 8, 2022 (the “Committee”).

On April 17, 2022, the Committee offered to nominate the Nominees for election to the Board at the 2022 Annual Meeting in exchange for a standstill, a liability waiver and a non-disparagement undertaking. On April 19, 2022, the Participating Stockholders made a counterproposal to the Committee’s April 17, 2022 proposal, which among other things modified the Committee’s proposal to provide for greater stockholder protections, including by proposing to declassify the Board at the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”) and encourage Board consensus through supermajority decision-making. The Committee informed Mr. McGuire, a director of the Issuer who is also a Participant and Reporting Person, on April 20, 2022 that it had considered and rejected such counterproposal, including the idea of providing greater stockholder accountability through a declassification of the Board. As of the date hereof, the Participating Stockholders have been unable to reach an agreement with the Board in respect of the foregoing matters.

On April 25, 2022, Mithril II mailed to the Issuer a further supplement to the Notice, notifying the Issuer that Mithril II intended to propose an advisory, non-binding stockholder resolution that the Board take all necessary actions to cause the Board to be declassified in advance of the 2023 Annual Meeting, such that the term of each Board member expires at the 2023 Annual Meeting, and that any director elected to the Board at or after the 2023 Annual Meeting be elected on an annual basis (the “Declassification Proposal”).

Also on April 25, 2022, (i) the Participating Stockholders reached an agreement, memorialized in an email, pursuant to which they agreed to vote all of their respective shares of the Issuer’s Common Stock in favor of the Declassification Proposal at the 2022 Annual Meeting, and (ii) the Participants filed a revised preliminary proxy statement, including both the proposal that the Nominees be elected as Class I directors and the Declassification Proposal. The Participants intend to solicit proxies in favor of both the election of the Nominees and the approval of the Declassification Proposal at the 2022 Annual Meeting.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as set forth below:

“On April 25, 2022, the Participating Stockholders reached an agreement, memorialized in an email, pursuant to which they agreed to vote all of their respective shares of the Issuer’s Common Stock in favor of the Declassification Proposal at the 2022 Annual Meeting.

The information set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented to include the following exhibit:

Exhibit 7:	Email memorializing the agreement reach among the Participants with respect to the Declassification Proposal, dated April 25, 2022 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2022

POLARIS VENTURE PARTNERS V, L.P.
By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.
By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.
By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.
By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	*
Authorized Signatory

POLARIS PARTNERS IX, L.P.
By:	Polaris Partners GP IX, L.L.C.

By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Title:	General Counsel

POLARIS PARTNERS GP IX, L.L.C.

By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Title:	General Counsel

POLARIS HEALTHCARE TECHNOLOGY OPPORTUNITIES FUND, L.P.
By:	Polaris Healthcare Technology Opportunities Fund GP, L.L.C.

By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Title:	General Counsel

POLARIS HEALTHCARE TECHNOLOGY OPPORTUNITIES FUND GP, L.L.C.

By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Title:	General Counsel

TERRANCE MCGUIRE

By:	*
Authorized Signatory

JONATHAN FLINT

By:	*
Authorized Signatory

*By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Attorney-in-Fact

[* This Amendment was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]